UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                                  ------------------------------
                                                         OMB APPROVAL
                                                  OMB Number:          3235-0058
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response........2.50

                                                  ------------------------------
                                                           SEC FILE NUMBER
                                                              1-15819
                                                  ------------------------------
                                                            CUSIP NUMBER
                                                              0504X 207
                                                  ------------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one):   [x] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2002

               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Activeworlds Corp.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

112 Baypoint Drive
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

San Rafael, CA 94901
________________________________________________________________________________
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reasons described in reasonable detail in Part III of this
       |     form could not be eliminated without unreasonable effort or
       |      expense
       | (b) The subject annual report,  semi-annual report, transition report
       |     on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
       |     thereof, will be filed on or before the fifteenth calendar day
   [x] |     following the prescribed due date; or the subject quarterly
       |     report or transition report on Form 10-Q, or portion thereof will
       |     be filed on or before the fifth calendar day following the
       |     prescribed due date; and
       | (c) The accountant's statement or other exhibit required by Rule
       |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the registrant is inactive. Accordingly, it has been required to rely upon outside consultants to assist in the preparation of this report. For this reason, a short delay is required.









SEC 1344 (02-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael D. Harris                    (561)          689-4441
    ---------------------------------------- ----------- -----------------------
                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The registrant has generated no revenue since ceasing operations, and has had limited expenses.
================================================================================

                               Activeworlds Corp.
    ------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2003               By  /s/ Sean Deson
    -------------------               ------------------------------------------
                                       Sean Deson, President



-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------